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                               May 17, 2024

       Christian Kanstrup
       Chief Executive Officer
       Evaxion Biotech A/S
       Dr. Neergaards Vej 5F
       2970 H  rsholm
       Denmark

                                                        Re: Evaxion Biotech A/S
                                                            Registration
Statement on Form F-1
                                                            Filed May 6, 2024
                                                            File No. 333-279153

       Dear Christian Kanstrup:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed May 6, 2024

       General

   1. We note certain statements regarding safety and efficacy in your business overview that is incorporated into your
prospectus by reference to your most recent annual report on Form
                                                        20-F for the year ended
December 31, 2023. For example only and without limitation, you state in the "Business
overview" section that is incorporated into your prospectus by reference to your Form
20-F that:
                                                            "In addition, the
data showed induction of neoantigen-specific T cells in 100% of patients and a
favorable safety profile." (page 95)
                                                            "Our five AI
models...have allowed us to generate numerous pipeline candidates within both cancer
and infectious diseases, all with first-in-class potential." (page 97)
                                                            "The initial data
demonstrated that the EVX-01 treatment appeared safe and well tolerated." (page
115)
 Christian Kanstrup
Evaxion Biotech A/S
May 17, 2024
Page 2
             "Final data from a first-in-human Phase 1/2a clinical trial...substantiated a promising safety profile...as well as indicated encouraging clinical outcome data of our first-
           generation neoantigen DNA therapy." (page 116)
           "EVX-B2 was developed using our, proprietary AI model EDEN for B-cell antigen discovery, to identify novel and, we believe, highly efficacious B-cell antigen vaccine targets." (page 135)
           "GLA-SE was identified to have the highest adjuvating capacity on the antigens, resulting in a formulation with high immunogenicity and protective efficacy in vivo and in vitro." (page 136)
           "EVX-B2 demonstrates broad protection in a bactericidal assay using a panel of 50 different relevant clinical isolates with >50% bactericidal killing recognized as efficacy." (page 139)
       Although we do not object to disclosure regarding the objective results of a product candidate study, safety and efficacy determinations are solely within the authority of the
       FDA. Therefore, please revise your registration statement to remove any statements regarding safety or efficacy determinations from the "Business overview" disclosures required by Part I, Item 4.a of Form F-1. In addition, please remove references to your product candidates potentially being "first-in-class" as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,
FirstName LastNameChristian Kanstrup
                                                            Division of
Corporation Finance
Comapany NameEvaxion Biotech A/S
                                                            Office of Life
Sciences
May 17, 2024 Page 2
cc:       Michael D. Baird, Esq.
FirstName LastName